Exhibit 99.2

Our Journey to Sustainability
Progress Report 2011

Overview
Healthy products
Healthy people
Healthy planet
Looking forward

Why we report

Reporting has been a valuable internal tool for driving and managing the performance of our Group sustainability strategy since 2008. Outside the business it has created a strong platform for engaging stakeholders, enabling them to hold us accountable for our targets and commitments. It’s also one of the ways we live up to our Group values – particularly integrity, determination and humility – and will continue to be so.

About the report

Reporting year

Unless otherwise stated, all data and activities mentioned are for the year 2011. This report will also provide an overview of the last three years of our Group’s journey to sustainability.

Scope

This report covers Delhaize Group, including individual operating companies. Unless otherwise stated, quantitative data refers to Delhaize Group as a whole and excludes operating companies that were not part of the Group for the entire 2011 reporting period. Information on the detailed data scope and methodology can be found here.

Economic performance

This is covered in detail in our annual report.

Report structure and materiality

This report is structured around our Sustainability strategy. It covers the most material challenges for our business, which are defined on page 13.

Global Reporting Initiative

We use the GRI G3.1 guidelines as a basis for determining relevant content and metrics. We self-declare compliance with base level C requirements of this rigorous system.

A GRI-referenced table of indicators can be found here.

More information on GRI can be found here.

Information integrity

Delhaize Group’s management is responsible for all aspects of this report. With the assurances detailed below, we believe it is a fair and accurate representation of our 2011 Sustainability performance.

Ernst & Young provided limited assurance to key carbon emissions indicators as well as a set of other indicators.

The Ernst & Young assurance statement can be found here.

Delhaize Group’s Internal Audit department provided limited assurance to a set of additional indicators.

The Internal Audit statement can be found here.

Forum for the Future statement

“We welcome the steps Delhaize Group is taking to make sustainability more central to its business model and strategy. As it expands into new markets, it faces growing challenges, from reducing its environmental footprint to addressing rising obesity levels. We look forward to the public launch of the 2020 Sustainability Strategy, as a platform for creating both the internal and external momentum to accelerate its sustainability activity and ambition.”

Sally Uren	Dan Crossley
Deputy Chief Executive	Principal Sustainability Advisor

Read the full report review statement.

Delhaize Group is a Corporate Partner of Forum for the Future, a non-profit organization working globally with businesses and governments to create a sustainable future. Forum for the Future is neither an auditor nor a verifier. This statement should therefore not be read as verification of data or information contained within the report.

Delhaize Group Why we report

What can you

find in this report?

This report gives a concise view of performance on our most material issues over the last three years, with a focus on activities in 2011. The final section of this report introduces our new sustainability ambition. Throughout the report are links to more detailed information. We are interested to hear your thoughts on the report, so if you have any questions or comments, please get in touch by emailing sustainability@delhaizegroup.com

What more can you find online?

Throughout this report you will find clearly highlighted links to additional, detailed information on the areas listed below.

Data summary and methodology
Data assurance statements
GRI cross-reference table
Sustainability Governance
Compliance and Ethics
Forum for the Future statement
Responsible sourcing policies
List of awards we won for achievements in 2011
Our partners
Glossary

Contents

Overview

2	Delhaize Group in 2011
4	Our way of doing business
5	2011 Highlights
6	Reflecting on three years
of our performance –
CEO and Chairman interview
8	2009-2011: three years of
our journey to sustainability
10	The big picture
11	Our material issues
12	Our strategy
14	Performance in 2011

Healthy products

16	Healthy eating
20	Food safety
22	Responsible sourcing

Healthy people

26	Associate health and wellbeing
28	Associate development
30	Community

Healthy planet

32	Climate change
34	Resource use

Looking forward

36	Looking forward to 2020 – CEO and Chairman interview
38	2020 Ambition – Looking Ahead

Progress Report 2011	1

Delhaize Group in 2011

About Delhaize Group

Delhaize Group is a Belgian International food retailer with leading positions in key markets. Our activities are spread across 11 countries on three continents. Delhaize Group is listed on NYSE Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

In 2011, Delhaize Group acquired Delta Maxi, a food retailer with 492 stores in Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania. The addition of Delta Maxi, combined with the Group’s existing businesses in Romania, Greece, and Indonesia, makes Delhaize Group a leading player in Southeastern Europe (SEE) & Asia.

Regional profiles

Click on the logos below to find out more about our regional banners.

United States

Belgium (& Luxembourg)

Southeastern Europe & Asia

2 Delhaize Group Delhaize Group in 2011

The above figures include the Delta Maxi acquisition in SEE.

Progress Report 2011	3

Our way of

doing business

Our vision

Nutritious, healthy, safe, affordable and sustainable. Together, we deliver the best of Delhaize for life.

This year we have taken big steps in making sustainability part of everything we do. We are launching a longer term strategy, leading up to 2020 and we have added the word ‘sustainable’ into our vision statement. This is not just a verbal change; it’s a reflection of the strength of our commitment. Every operating company was involved in workshops to gain a shared global understanding of sustainability.

Our values

Determination.

Integrity. Courage.

Humility. Humor.

We share a common set of values that makes us stronger as a team and as individuals. These values give clear guidance regarding what is expected from everyone across the Group and are key to our success.

Video about our vision and values

4 Delhaize Group Our way of doing business

2011 Highlights

Following suggestions from our stakeholders, we have returned to including both the challenges and successes that sum up our performance in 2011. The information was particularly appreciated in previous reports.

Achievements

Healthier products were introduced through two new private brand ranges: NutriLife at Alfa Beta and Delhaize Kids in Belgium.

Transport efficiency increased even as sales grew. Greenhouse gas emissions from product transport fell 6.6% from 2010 and the Group cut 2.6 million transportation kilometers by trucks to our company-operated stores.

Better resource efficiency by taking recycling of food waste to the next level. Delhaize America recycled 7 307 tonnes. Delhaize Belgium recycled 5 916 tonnes.

Challenges

Vendor Code of Conduct for social compliance has not rolled out globally for all private brand suppliers as planned. This is due to different regulatory situations in various countries, and the confusion caused for suppliers by the plethora of social compliance codes. We are currently finding ways to overcome these hurdles.

Engaging our associates to meet our sustainability goals continues to be a challenge. This is due to our different banners in a variety of countries and nearly 160 000 associates from many different backgrounds. We will be prioritizing associate engagement as a tool to help make sustainability a meaningful part of what they do every day.

Progress Report 2011	5

Reflecting on three years

of our performance –

CEO and Chairman interview

Q:      2011 marks the third year of Delhaize Group’s current sustainability strategy. What are you most proud of achieving since 2009?

A:     Over the last three years we have been working together as a truly global business. So, what immediately stands out is our unbending dedication to building strong, Group-wide sustainability programs. From healthy products to the energy efficiency of our operations, we have been putting foundations in place to strengthen our performance globally.

              We are also proud of our courage to create new programs, like our global goal for Global Food Safety Initiative (GFSI) certification for private brand suppliers. It’s not always been easy, but we have seen outstanding examples across the business. On sustainable seafood, our bold commitments set in partnership with stakeholders have taken us to a leading position in the majority of our markets in a very short period of time.

Q:      What have been Delhaize Group’s biggest sustainability learnings during the last three years?

A:      We have always known the journey to sustainability isn’t one we can take alone. Since 2009 we have developed close relationships with stakeholders to help accelerate our progress.

We have learned a lot doing this and have proven the value of stakeholder engagement for the business and for achieving our goals.

              As we continue to expand into new markets and grow within our current ones, stakeholder expertise is especially valuable. The Non-Governmental Organizations (NGOs) and suppliers we partner with, as well as the many peer groups we participate in, both help us adapt our Group-wide goals and identify what works best for our operating companies.

6 Delhaize Group Reflecting on three years of our performance

Q:	The global economic downturn has affected every country Delhaize Group operates in. How have these changing conditions impacted on the Group’s sustainability performance?	Q: A:

What’s in store for 2012?

In 2012 we are embedding the new 2020 sustainability strategy throughout our business, for example, through associates’ annual performance targets. This builds on our current work on sustainability and the great progress we have made since 2009. As a result we have been adjusting our internal structure on sustainability and are preparing to increase both our investments and returns here.

    It is the next step on our journey that will enable us to drive more long-term growth and efficiency in a responsible way. Our associates will be at the heart of delivering this 2020 ambition and we’ll be engaging them on our approach throughout 2012.

A:

Striving to be a responsible business has always been a top priority for us. While the economic situation has put more pressure across our entire value chain, we have continued to invest in sustainability in 2011. In some key areas which deliver cost savings, such as energy efficiency, we have even increased our investments. This has helped us keep products as affordable as possible at the same time as making them more sustainable. This is important for customers because they are under increasing economic pressure too.

    Of course, we have faced some tough decisions in 2011. There are a few small instances where we have had to shift some funding from sustainability goals, for example, applying Guideline Daily Amounts (GDA) nutrition labeling to our European private brand products. But we have not reduced our ambition and commitment.

Ask your question sustainability@delhaizegroup.com

Progress Report 2011	7

2009-2011: three years of

our journey to sustainability

We have been working on Corporate Responsibility for decades. However, our first formal strategy focused on it was defined in 2008. Our commitment to being a responsible business was formalized in our current business strategy, the New Game Plan, launched in 2010. This made Corporate Responsibility one of the three pillars of the Group strategy, alongside Growth and Efficiency.

    Three years into our strategy we have changed our language. Rather than using the term ‘Corporate Responsibility,’ we now use the word ‘Sustainability’. We believe this better reflects our holistic approach.

    As a growing global business, we have learned a lot about setting Group-wide sustainability goals. We know sharing what works on a local level and being flexible enough to account for regional differences are key to achieving success across the company.

For example, some of the early goals we set were too ambitious for some of our newer markets. Other goals were relevant and set at the right level for each operating company, but proved too difficult to track consistently Group-wide.

    Our global goal for private brand supplier food safety certification shows how targets can progress through Group-wide dialogue. We aimed to audit all private brand suppliers for food safety, and ensure regulatory compliance. We then began using the Global Food Safety Initiative (GFSI) as a standard for supplier certification. However, GFSI certifications are not accessible in all our countries. As a result we adapted to allow for local certifications that meet our own high standards. Our aim is still to have 100% GFSI certification, but we understand that it will take time to achieve this in all our markets.

"We are working hard to improve the nutritional value of our Delhaize branded products without compromising on quality and taste and without increasing prices..."

Dr. T. Lammens, Director Quality & Food Safety, Delhaize Belgium

Strategy

2009

January

1st Group-wide strategy rolled out. It focused on 5 areas:
- Food safety
- Responsible sourcing
- Health & wellness
- Associate development
- Climate change

June

Healthy product focus for customers with new Group-wide target to improve the nutritional quality of private brand products

2010

January

Launched new Delhaize Group business strategy, the New Game Plan, 3 strategic pillars:
- Growth
- Efficiency
- Sustainability

The sustainability strategy refined to 6 areas:
- Healthy eating
- Food safety
- Responsible sourcing
- Associate health & wellbeing
- Associate development
- Climate change

October

Delhaize Group Executive Committee approves high level 2020 sustainability strategy

Engagement

2009

June

2008 CR Report released

Stakeholder engagement roundtable

2010

June

2009 CR Report released

October

Stakeholder engagement roundtable

"Delhaize Group has a strategic approach to CR. Moving forward, I would expect more focus by extricating some truly transformational sustainability goals..."

Dr. A. Ionescu-Somers, Director, Centre for Corporate Sustainability Management, IMD Business School (Switzerland)

8 Delhaize Group 2009-2011: three years of our journey to sustainability

Another major driver of our progress has been leveraging the influence of our Group sustainability team. By coordinating dialogue across the Group and promoting best practices, our small team has been a great catalyst for positive change towards a more sustainable business.

    We have also learned the value of proactive stakeholder engagement. Inviting experts in to review our approach has given us critical insights that have shaped our policies and processes. For example, engaging with the Gulf of Maine Research Institute (GMRI) in the U.S. and WWF in Belgium and Greece has helped us set ambitious pathways to 100% sustainable seafood sourcing.

    In 2011 we set the foundations for our 2020 sustainability strategy. It will be embedded into our business in 2012. It was developed by our Leadership College, an internal leadership development assignment, which in 2011 was dedicated to sustainability. During the year, senior leaders across the Group received intense sustainability education, benchmarked our performance internally and externally and developed the next evolution of our strategy.

    To support the newly evolved strategy, we have increased our investment in sustainability in 2012. We have also created a new governance structure, including adding the role of Chief Sustainability Officer to lead in delivering the 2020 strategy. We are excited to embark on this challenging journey.

Progress Report 2011	9

The big picture

Our business model

As a global food retailer we offer thousands of products. These include our own private brands and other companies’ branded products. Private brand products make up 55% of Belgium sales and 27% of U.S. sales. Food makes up 85% of Group sales. 80% of our 3 408 stores (including stores in five new countries) are company-operated, while the remaining 20% are affiliated and franchised.

Our value chain

The value chain is complex and interconnected, but sustainability is a critical element throughout. Like other global food retailers, our biggest challenge remains in the areas where we have indirect influence. However, to be a sustainable business we believe we must use both our direct and indirect influence to improve the entire value chain.

    During the last three years, we have made good progress in areas of direct control. Now we are ready to expand our impact through partnerships up and down the value chain. It’s a shift our stakeholders increasingly expect as we advance on our sustainability journey.

The world around us

Setting an effective sustainability strategy means taking the major global sustainability trends into account. These are identified through discussions within and outside of our business. This year four of the five critical trends remain the same as 2010. The new trend is ‘economic uncertainty’.

1. Climate change affects every stage of our value chain. As a global retailer we produce almost three million tonnes of CO2 equivalent emissions a year and influence much more through our supply chain and customers. We also recognize the need to prepare for the impact of climate change on our business. It’s clear we have a responsibility to take serious action and an opportunity to drive our business forward. With the Rio +20 UN conference on Sustainable Development coming up in 2012, climate change is particularly important.

2. Resource scarcity and food security increasingly impact our business, and the communities in which we operate. Natural resources such as water, fossil fuels, and natural ingredients are depleting, so we must adapt and be proactive in preserving supply. Resource scarcity is driving up raw material costs and threatening supply. By taking action, we see opportunities to safeguard and strengthen our supply chain and protect our customers.

3. Economic uncertainty due to the global financial crisis continues to impact every area of our business – from decreased consumer purchasing power to higher supplier costs. To deal with these issues it’s crucial we continue our emphasis on product affordability without compromising quality, nutrition, safety and sustainability.

4. Health across all our markets is a vital element of our responsibility. Action to prevent and manage ailments and diseases like obesity, diabetes, and malnutrition will benefit our local communities, customers and associates. For all of these groups, health is increasingly important as the economic crisis reduces their ability to afford healthcare.

5. Changing consumer expectations require us to be better in every way, from greater transparency, to developing more sustainable products and going beyond traditional lines of responsibility. As consumer trust in business continues to decline, this issue becomes increasingly important.

10 Delhaize Group The big picture

Our material issues

Our material issues

Our materiality process is the way we translate these global trends into a business strategy. Our annual materiality process identified the following issues. Priority issues – in the top right of the matrix – are the ones we and our stakeholders defined as our most material business issues.

Our materiality process

Our process is based on a methodology created by Viridis Strategy Groups (previously Esty Environmental Partners). Originally completed for Hannaford in 2007, it was replicated for the Group in 2008. It has three core phases and an ongoing fourth phase.

Our materiality phases

1. Understand stakeholders’ concerns through requests and dialogue, peer reporting, and media reviews. Stakeholders include our associates, customers, NGOs, consumer groups, governments, suppliers, local communities and our competitors.

2. Evaluate the importance to business in terms of risks and opportunities through internal experts and leadership interviews, with a review of existing local projects and priorities.

3. Identify high priority issues and which issues are best managed through the recommendations of internal experts.

4. Ongoing formal and informal stakeholder engagement keeps track of shifting priorities, allowing us to adjust how we manage sustainability based on actual performance.

Looking forward

During 2011 we have been working closely with stakeholders to revisit our most material issues. To do this we have reviewed our sustainability performance inside the business and listened to what stakeholders think of our strategy and results to date. This in-depth engagement is an ongoing and important part of defining the next steps in our sustainability journey, particularly our 2020 strategy outlined at the end of this report.

Progress Report 2011	11

Our strategy

Our New Game Plan The current Group-wide business strategy – the New Game Plan – was rolled out in early 2010. Built around the three pillars of Growth, Efficiency and Sustainability,	it reflects our business’ global nature and was designed to help us achieve our vision for Delhaize Group— “Nutritious, healthy, safe, affordable and sustainable. Together we deliver the best of Delhaize for life.” We added the word ‘sustainable’ in 2011 to ensure it is embedded in our business worldwide.

Overview of growth

We have always believed that growing our business is an opportunity to increase our positive impact. Sustainability is a critical tool to deliver growth in a responsible way. Growth means expanding our presence in key markets and meeting customer needs by evolving the products we sell. Our private brand products are increasingly a major growth area. We have direct influence over how we source, develop and sell these products, so we can accelerate both their market and sustainability performance.

Overview of efficiency

Improving our efficiency increases our sustainability and often results in cost savings. It involves optimizing and standardizing our Group-wide systems and processes. Up the value chain this means using fewer resources and reducing our energy consumption. Down the value chain this enables us to make the products we sell both more affordable and sustainable.

12 Delhaize Group Our strategy

Overview of sustainability

The next steps in our sustainability journey are defined by our 2020 strategy. It builds on the great progress we have made already on our Sustainability pillar since 2009 and sets more aggressive targets in our areas of big impact, such as private brand products. Ultimately this strategy will be our roadmap for embedding sustainability deeply into how we do business. An introduction to the 2020 strategy is in the final section of this report.

Since 2008 we have framed our strategic approach to sustainability around Products, People and Planet. Within this our materiality process defines six Group-level focus areas. We also recognize our responsibility to address resource use and to support the communities in which we work. Managed at the operating company level, this enables a more flexible, local approach.

Sustainability governance

and management

On our Group Executive Committee, responsibility for sustainability sits with Nicolas Hollanders, Executive Vice President of Human Resources, IT and Sustainability. He also sits on the Steering Committee, made up of senior leaders from across our Group, and is the liaison for the Group Executive Committee.

    The Group Executive Committee sets the sustainability strategy – based on the recommendation of the Steering Committee – and monitors performance against our set goals.

    Established in 2008, the six Synergy Teams continue to be responsible for delivering against the goals in each strategic area. Throughout 2011 they sent quarterly updates on their performance to the Steering Committee.

    At a corporate level, the Sustainability team coordinates strategy and reporting work in close coordination with the Sustainability Communications team. Increasingly this involves online communications and engagement with both internal and external audiences.

    At the management level of our operating companies, each business location has a full or part-time Sustainability Manager, or a sustainability team. The Sustainability Managers liaise with the local Steering Committee and Synergy Team members, as well as key business partners within our organization. This information does not include the newly acquired operating companies in SEE in 2011. This will be reported in 2012. Click here for more on our governance structure and teams.

Stakeholder engagement

We work closely with expert organizations to seek advice on delivering and implementing our sustainability strategy. In both 2010 and 2011 we engaged stakeholders to help define our 2020 strategic direction. In turn, this strengthened our partnerships with NGOs and engaged key influencers, peers, and our own leadership team.

    An updated Group-wide stakeholder mapping exercise will be completed in 2012 to match our 2020 strategy. Click here to see a full list of our partnerships and memberships.

Compliance and ethics

Integrity is one of the values of Delhaize Group. We conduct our business in an ethically responsible manner that respects and protects our relationships with our associates, communities and other stakeholders.

    In 2011, we introduced the ‘I Share’ network, an online reporting tool sponsored by the Delhaize Group of Office Compliance and Ethics. It provides a mechanism for associates to report issues or concerns. It can receive reports in languages spoken by our associates. All reports are forwarded to the Delhaize Group Office of Compliance and Ethics. Click here for more on our Compliance and Ethics program.

Progress Report 2011	13

Performance in 2011

This table gives a snapshot of our goals in each strategic focus area. For details of previous years’ performances, see the relevant CR reports.

Healthy eating Goals	2011 Progress	Details
Improve the nutritional quality of private brand products, including reducing negative elements and increasing positive elements—ongoing		Tonnes of sugar, fat and sodium removed and new, healthier products on shelf (see page 16)
Apply GDA guidelines to applicable private brand products at European operating companies—December 2011		80% of European private brand products have GDA labels (see page 19)
Improve health and wellness communications, in the areas of affordability and disease control—ongoing		All operating companies continue to run such programs (see page 19)
Food safety Goals	2011 Progress	Details
Demonstrate continued improvement in food safety against industry benchmarking—December 2012		Progress made in food safety review, procedures and measurement (see page 20)
Audit all private brand suppliers for food safety compliance—ongoing		85% of private brand suppliers audited (see page 20)

14 Delhaize Group Performance in 2011

Responsible sourcing Goals	2011 Progress	Details
Require all private brand suppliers to comply with the Vendor Code of Conduct—ongoing		Following feedback, revised the format and process (see page 22)
Conduct audits for private brand suppliers against the Vendor Code of Conduct—ongoing		Goal set to ensure code compliance (see page 22)
Require identified vendors to participate in capacity building workshops on the Vendor Code of Conduct—ongoing		Goal set to ensure code compliance (see page 22)
Develop operating company-specific Sustainable Seafood policies and implementation plans towards Delhaize Group Sustainable Seafood vision—December 2011		Policies and plan in process (see page 23)
Use only sustainable palm oil in our private brand products—December 2015		As part of RSPO commitment (see page 24)
Associate health and wellbeing Goals	2011 Progress	Details
Support associates by promoting healthier lifestyles and work environments—ongoing		Actions in process (see page 26)
Collaborate with community partners at each operating company to leverage associate health and wellbeing programs and educational resources—ongoing		Programs expanded in 2011 (see page 26)
Associate development Goals	2011 Progress	Details
Ensure all associates have an annual documented performance dialogue—December 2012 (reflecting performance in 2011)		79% of associates have annual performance dialogue (see page 28)
Climate change Goals	2011 Progress	Details
Group 20% reduction in CO2 equivalent emissions per m2 of sales area (against 2008 baseline year)—2020		4% reduction since 2008 (see page 32)

Switch refrigerants from ozone-depleting substances (ODS) such as CFCs and HCFCs to ozone-friendly HFCs or other refrigerants throughout the Group, while minimizing Global Warming Potential (GWP)—ongoing

49% of total refrigerants are now switched to ozone friendly substances (see page 33)

Progress Report 2011	15

Healthy eating

Our journey

Our biggest opportunity in healthy eating is to become a trusted source for customer advice on healthy eating. Over the last three years we have made great progress. We are constantly working to improve the nutritional value of our private brand products. We are also engaging customers on healthy eating to tackle long-term diet-related issues like obesity and diabetes.

    Our stores are already known for the quality of the products they sell. Since 2009 we have made our private brand products healthier without compromising taste, appearance, affordability and convenience. New private brand product lines that focus on health, like Delhaize Kids in Belgium and NutriLife in Greece, are doing well. These products have up to 30% lower retail prices than national brand equivalents, which mean we are offering healthier and more affordable options for our customers. In 2011, private brand sales in Belgium represented 55% of our revenues and 27% in the U.S.

    Increasing the visibility of healthier products to customers is a top priority. We are doing this in many ways, from in-store nutritionists, to clear on-pack product labeling. This helps us compete more effectively against products that appear healthy but don’t meet healthy eating standards. Our operating company communications must be flexible and localized to reflect varying regulatory and cultural needs.

Risks and opportunities

The risks and opportunities for healthy eating outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Reformulating our private brand products

Improve the nutritional quality of private brand products including reducing negative elements and increasing positive elements – ongoing

In line with our goal, all our operating companies are making improvements to the health and nutrition of private brand products.

Creating new private brand product lines

Delhaize Kids. Launched in Belgium in May 2011, this food range is made for, and tested by, kids. Formulated with health and nutrition in mind, Delhaize Kids products have less sodium and sugars, and more beneficial ingredients, such as fiber, than comparable brands. They also have fun healthy eating messages and nutritious recipe ideas. Promoting the brand at gymnastic events and circus shows organized for customers and associates emphasizes the brand’s message to combine healthy eating and exercise.

Read our 2011 Insight for more details about the range

NutriLife. Launched at Alfa Beta, this new range of products offers healthy benefits, such as better digestion, better bowel function, reducing the risk of certain cancers, and improvements in metabolic rate and blood pressure. Products include cheese without lactose, juices with added vitamins and yogurts with bifidus. The brand has helped position Alfa Beta as a leader in health and wellbeing in Greece.

Reducing negative impacts

Our aim is to ensure our private brand products are at least as nutritious as their national brand equivalents. This means our operating companies are continuously reviewing and reformulating our private brand products, and sharing experiences. Delhaize America has joined Delhaize Belgium in employing nutritionists at the development stage of private brand products. This helps equip us with the information to improve the nutritional value of our products at an early and therefore more efficient stage.

16 Delhaize Group Healthy eating

2011 highlights include:

Delhaize Belgium – reducing sugar and fat

Seven 365 soft drinks were reformulated to remove 130 tonnes of sugar, representing an average 30% reduction in total sugar.
Four kinds of 365 chips were reformulated, removing 13 tonnes of fat by replacing palm oil with sunflower oil, representing an average 90% reduction in total saturated fat.

Delhaize America – reducing sodium

Delhaize America is reducing sodium in line with its National Salt Reduction Initiative (NSRI) partnership. We are the first U.S. retailer committed to reducing sodium in certain packaged food categories by an average of 20% over 5 years.

14 My Essentials soups were reformulated to remove about 3g of sodium per serving, representing an average 26% reduction in total sodium.

Six My Essentials salad dressings were reformulated reducing sodium by 6%.

Three My Essentials pasta sauces were reformulated reducing sodium by 37%, 44%, and 51% respectively.

Super Indo – removing food additives

The color additives Allura Red and Ponceau 4R, were taken out of all Super Indo’s juices and replaced by natural food coloring substances. The additives removed are suspected to cause immune system reactions and increase hyperactivity in children.

Providing clear labels

Clear labeling helps our customers make better choices when purchasing food. However, the difference between regional and local legislation means we can’t standardize labeling across all operating companies. Therefore in our local markets, we adapt and go beyond the national legislation. For example, in the U.S. we use Guiding Stars, while in Europe the GDA (Guideline Daily Amounts) tool is employed.

Progress Report 2011	17

Healthy eating

Delhaize America

New uses for Guiding Stars

The Guiding Stars algorithm rates products from zero to three in terms of nutrient density per 100 calories. One star indicates good nutritional value, two is better, and three is best. Delhaize America continued to use the system in 2011 for in-store labeling and to guide product improvements. We reformulated multiple private brand products across many categories, including deli meats, salad dressings, soups and instant oatmeal, to improve their nutritional content.

    One very clear example of how our reformulation has improved the nutritional value of our products is with our Four Cheese Pasta Sauce. We cut added sugars and sodium by 25% and 37% respectively, and increased fiber by 50%. As a result, this led to a 9 point increase in the Guiding Stars evaluation process.

Nutrition keys

Delhaize America improved its approach to nutrition labeling by implementing Facts Up Front, the U.S. equivalent of GDA-style labeling, in 2011. Also known as “nutrition keys”, they provide information about calories, saturated fat, sodium and sugar. Up to two optional positive nutrients may be highlighted as well, but Delhaize America has made the decision to only use these options for products that achieve at least one star in the Guiding Stars rating system. This will make it easier for customers to choose healthy products.

The Guiding Stars system is used in over 20 U.S. states by over 1 700 retail stores (including Delhaize America banners), three public schools, three corporate cafeterias, three colleges and universities, seven hospitals and three medical facility cafeterias.

Sales of products with at least one star increased by 6% since 2009

Sales of private brand products with at least one star increased by 9% since 2009

18 Delhaize Group Healthy eating

Europe

Apply GDA guidelines to applicable private brand products at European operating companies – December 2011

Over three years we have more than doubled the number of European private brand products with GDA labeling. While all new applicable products in Europe carry GDA labels, we are still working through packaging redesigns to add GDAs to existing products. Overall, 80% of applicable products had GDA labels at the end of 2011. We will continue to update packaging to reach the 100% goal.

Percentage of private brand products with GDA labels at our European operating companies

Alfa Beta. Approximately EUR 125 000 was invested in the NutriLife magazine, and various health and wellness brochures.

Mega Image. Roughly EUR 20 000 was invested when the Fit, Functional, Natural project was launched in 25 stores. Catering to customers with special nutritional needs, it has accompanying online and in-store communication, as well as a nutritionist service.

Super Indo. Launched in 2010, the ‘5 a Day’ campaign was successfully continued in partnership with the Health Ministry of Indonesia. A 2011 highlight was an in-store cooking demonstration by a celebrity chef, showcasing healthy and tasty ways to cook fruit and vegetables. Visitors were given a ‘5 a Day’ brochure with tips on healthy living to use at home.

2011 Insight: Helping our customers eat healthily

Click here for our data summary and methodology

Engaging consumers

Improve health and wellness communications, in the areas of affordability and disease control – ongoing

Successful communication of the health benefits and nutritional value of products has been a goal for the last three years. All our operating companies continued to invest in this throughout 2011, each finding its own way to engage local consumers.

Delhaize America. Our banners invested over USD 1.8 million in health-related campaigns including in-store guided tours and signage as well as campaigns around our Guiding Stars products – special recipes, tags on shelves and leaflets and promotions.

“We applaud Delhaize America for committing to lowering sodium in its private label products as part of the National Salt Reduction Initiative. Through this commitment, Delhaize America not only recognizes the critical role that supermarkets can play in providing healthier foods but is leading the food industry toward a healthier food supply by providing lower sodium options.”

Dr. T. Farley

New York City Health Commissioner, NSRI

Progress Report 2011	19

Food safety

Our journey

A rigorous, transparent and comprehensive approach to food safety is vital to our success. This is why we take a holistic approach that stretches the length of our value chain.

An external benchmarking of our food safety performance in all operating companies began in 2009. This led to a series of upgrades that has resulted in our system going beyond required regulations and in pursuit of ‘best-in-class’ for the industry. Our stores have improved technology, efficient processes, trained associates and our own testing and certifications. Progress is now being made towards conducting food safety audits across all stores.

Up the value chain, we are in the process of ensuring all our private brand suppliers have a food safety certification in addition to that required by local laws – another voluntary step that will take us beyond the industry standard. As we continue to expand our private brand ranges and acquire new stores, achieving this will be challenging. However, we believe it’s extremely important. Certifying suppliers to very high standards will deliver direct business benefits. We work with our smaller suppliers on a step-by-step improvement plan to help build their capacity to meet stringent food safety standards.

Down the value chain, we strive to increase our customers’ awareness of food safety in the home by equipping them with the information they need to reduce their own risks. Click here to see the food safety tips we provide our consumers on our banners’ website.

Risks and opportunities

The risks and opportunities for food safety outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Benchmarking progress

Demonstrate continued improvement in food safety against industry benchmarking – December 2012

Our goal for 2011 was to incorporate our learnings from the 2009 benchmark exercise to improve group-wide performance. The next benchmarking of our companies’ food safety performance against industry standards will start in 2012 in Europe and the U.S. Benchmarking in Indonesia will begin in 2013, following their initial assessment in 2010.

We have made great progress across the Group:

The new Ecolab Delhaize Food Safety Review started in early 2011 to help measure compliance and management practices at Delhaize America. This included in-depth validation of proper temperature controls, ensuring proper hand-washing and hygiene practices are followed, and that food contact surfaces are fully cleaned and sanitized.

Delhaize Belgium audited its distribution centers for food safety in 2011. A single, centralized system now covers the supply chain and four distribution centers. This frees resources for daily follow-ups.

An improved procedure for recalling products was implemented at Mega Image stores and distribution centers.

Having procured the appropriate equipment, Super Indo is establishing calibration procedures. This follows the introduction of a technical in-store problem tracking system, which ensures issues are followed up within the technical department.

Procurement

Audit all private brand suppliers for food safety compliance – ongoing

The procurement process for our private brand products includes specifications for meeting the highest food safety requirements. These products represent 55% of revenues in Belgium and 27% in the U.S., so the effect is significant.

Auditing began in 2008 and we have made steady progress. As of 2011, 85% of our private brand suppliers’ production sites have met stringent certifications that go beyond local food safety regulations. Most of the sites are certified under the Global Food Safety Initiative (GFSI). We continue to work towards our target of 100% private brand suppliers being audited for food safety compliance.

20 Delhaize Group Food safety

Private brand suppliers audited against GFSI standards or equivalent strict criteria

We made improvements in all of our operating companies in 2011. Nearly all Delhaize Belgium’s and Delhaize America’s suppliers are certified under GFSI. Alfa Beta made great strides in moving a large percentage of their suppliers from traditional standards to GFSI certification. At Mega Image, all private brand suppliers were certified under GFSI or equivalent strict criteria. Most of Super Indo’s private brand suppliers are small to medium enterprises, so affordability is a barrier to achieving certification standards. Therefore, Super Indo audits suppliers based on Indonesian Good Manufacturing Practice standards.

    Across the Group we want all private brand suppliers to follow advanced systems that integrate HACCP (Hazard Analysis and Critical Control Point) principles – the global standard for food risk assessment that makes up part of achieving GFSI certification. Alfa Beta and Mega Image have been officially recognized for their application of HACCP principles.

Distribution centers and logistics

Protecting the integrity of our cold product chain is fundamental to food safety. In 2011 all our operating companies continued to go beyond compliance standards. Delhaize America reviewed and improved its Quality Assurance processes. It used a combination of better technology, improved documentation and clearer product code date specifications for perishable foods received in all distribution centers.

    Delhaize Belgium and Super Indo both made improvements in their food safety auditing of distribution centers. In Belgium a single centralized system now drives the entire supply chain, including all distribution centers. Delhaize is the first Belgian retailer to have all its company operated activities auto-control certified. The certification, together with all existing internal and external controls, is an extra assurance for our customers that our products are safe.

    Alfa Beta is working with the National Technical University of Athens to study the farm-to-fork cold chain of a meat product. Mega Image is implementing an efficient recall procedure in a new warehouse.

In stores

Food safety is central to our stores’ operations. We continue to have strong success in conducting food safety audits. In 2011, external audits were conducted in 95% of our company-operated stores, a minor decrease from 2010. Alfa Beta enhanced its internal auditing team after its food safety system was awarded ISO 9001 certification in 2010, an internationally recognized standard for the quality management of businesses. The company is now implementing the same system in its affiliated stores.

    While we don’t operate affiliated stores (most of which are in Belgium and Greece) we work closely with them, providing implementation support and free third-party audits. In Belgium, significant progress was made in both company-operated and affiliated stores throughout 2011. 98% of affiliated stores were audited externally at least once and both affiliated and company-operated stores reported improvement across every audited element. This includes training, working methods and temperature control.

    Additionally, as part of our continuing improvements in food safety systems, we started using infrared thermometers to test fresh food refrigerator temperatures at all Food Lion, Bottom Dollar Food, Harveys, Reid’s, Bloom, and Sweetbay stores. Hannaford tested the technology in 2011 and will apply it in the second quarter of 2012.

2011 Insight: Going beyond regulation

on food safety

Click here for our data summary and

methodology and the awards we won

“We strongly encourage companies active in the food chain to be audited and certified. I am delighted Delhaize has taken this positive decision: a certified self-checking system offers the consumer more guarantees on food product safety. It’s a win-win situation. For the Federal Agency for the Safety of the Food Chain it means inspections can be more efficient.”

G. Houins

CEO, Federal Agency for the Safety of the Food Chain, Belgium

Progress Report 2011	21

Responsible sourcing

Our journey

Across our industry, responsible sourcing is a high priority. Rising raw material costs, seafood stock concerns and economically vulnerable local suppliers continue to threaten supply security. At the same time, access to more sustainable products is important to our customers and helps build trust and loyalty. So, we need to take action to make our sourcing more sustainable. This has been a focus of our strategy since 2009. Bringing suppliers with us is vital, so communicating our policies and intentions across the Group have been core to our activities.

    Our work is already delivering positive results. In Belgium, we have seen a 40% increase in Fairtrade sales since 2009. Customer demand for our new ‘eco’ product ranges like Alfa Beta’s Terra Leaf has grown. Much of this success comes from engaging customers around the benefits of these products. Additionally, increasing the sustainability of our sourcing means we revisit the ingredients, packaging design and transportation of private brand products. This has often resulted in enhanced supply chain efficiencies and strengthened supplier relationships.

    We know responsible sourcing is not an issue we can address alone. Many of our proudest achievements over the past three years have come from working in close partnership with stakeholders. Our engagement with the Gulf of Maine Research Institute (GMRI) in the U.S. and WWF in Belgium mean we are on track to achieve 100% sustainable seafood sourcing in those countries. Our membership of the Roundtable on Sustainable Palm Oil (RSPO) is helping us maintain steady progress towards ensuring that by 2015 all palm oil in private brand products is sustainably sourced. This is part of our wider ambition with The Consumer Goods Forum (CGF) to have a zero net impact on deforestation by 2020.

Risks and opportunities

The risks and opportunities for responsible sourcing outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Social compliance

Require all private brand suppliers to comply with the Vendor Code of Conduct – ongoing

Conduct audits for private brand suppliers against the Vendor Code of Conduct – ongoing

Require identified vendors to participate in capacity building workshops on the Vendor Code of Conduct – ongoing

Reaching our goal of 100% private brand compliance with the Delhaize Group Vendor Code of Conduct has been a challenging and informative experience.

    We initially drafted the Code in 2010 to ensure we were consistent in managing human rights in our supply chain. It’s based on the Business Social Compliance Initiative (BSCI) approach. Following feedback from suppliers in Belgium, Greece and the U.S., we revised the format and process in 2011. We are confident that engaging with suppliers, the BSCI and The Consumer Goods Forum’s Global Social Compliance Program will ensure our approach is both effective and enforceable.

    Starting in 2012, the new terms of engagement for responsible sourcing will be attached to private brand contracts in Belgium, Greece and the U.S. Once up and running we will conduct routine audits and in future years will expand it to our other countries.

22 Delhaize Group Responsible sourcing

Sustainable seafood

Develop operating company-specific Sustainable Seafood policies and implementation plans towards Delhaize Group Sustainable Seafood vision – December 2011

We want all our seafood to be sustainably sourced. In 2011 we worked with our partners to set up specific strategies for each operating company to achieve this. We have made great progress – Delhaize Belgium and Delhaize America, together making up 82% of revenues, are very close to only selling sustainable seafood.

During 2011 Delhaize America implemented a comprehensive sustainable seafood policy, developed with the Gulf of Maine Research Institute (GMRI). It requires all products in our U.S. stores with seafood as the primary ingredient to be sustainably sourced by 31st March 2012. As of the end of 2011, nearly all seafood products were assessed with action plans from suppliers reviewed and vetted. So far we removed certain species from problematic sources – Orange Roughy is gone entirely and we are removing Patagonian Toothfish. Atlantic Cod sourced from fisheries deemed non-compliant has also been removed. We have improved traceability by requiring all seafood products to be traceable back to the fishery for wild harvested species, or to the farm for aquaculture species listed.

Delhaize Belgium is still on track to have 100% sustainably sourced fish in all stores by the end of 2012. In Belgium we published an updated Fish Guide in April 2011, which categorizes the species we sell as ‘red’ (threatened species, to avoid), ‘orange’ (species to be consumed in limited quantities) or ‘green’ (species not threatened). Our objective is to eliminate all ‘red’ species from our shelves.

Alfa Beta signed a two phase agreement with WWF Greece in 2011. Its high standards make it unique in the Greek market. First WWF will assess and categorize the seafood imported by Alfa Beta before developing a 12-month seafood sourcing strategy. Following a mutual agreement on a strategy, Alfa Beta will begin adapting their seafood sourcing.

Progress Report 2011	23

Responsible sourcing

More sustainable products

Use only sustainable palm oil in our private brand products – December 2015.

The Group continues to stock and sell responsibly sourced and environmentally friendly products. These include Fairtrade and dedicated ‘eco’ private brand lines like Nature’s Place in the U.S. Additionally, sustainability is increasingly being built into every product we sell. For example, in 2011 we set a new goal to use only sustainable palm oil in our private brand products by 2015.

Organic

1.7% of food sales at Group level are from organic products, compared to 1.8% in 2010. Sales at most of our banners saw an increase, while the others faced some challenges this year. All banners continue to promote organic products, including our organically-certified private brand products. They are a market differentiator and a good alternative for customers buying organic fresh and non-perishable foods.

    Mega Image anticipated customer demand for organic products and significantly increased its assortment of both dry and fresh organic products. They now sell 101 organic dry products and 50 fresh, an increase from 35. At Alfa Beta, organic products were consolidated under AB Bio, which is competitive with national brands.

Fairtrade

At Delhaize Belgium, sales of Fairtrade certified products have grown 40% since 2009. Delhaize Belgium now stocks 79 Fairtrade products compared to 50 in 2010. These new products include juices, wine, cereals and a range of organic cotton clothing.

Local products

We have seen growing demand from customers for local products across our operating companies. Customers increasingly see the economic benefits of local sourcing as important in difficult financial times.

Read our 2011 Insight for more details

24 Delhaize Group Responsible sourcing

Eco-products

A number of operating companies are developing environmentally-friendly non-food product lines. Delhaize Belgium increased its offer to 29 eco-products in 2011. Sales of these products have increased by nearly 10% since 2010.

    In Greece, Alfa Beta continued to offer the AB Terra Leaf range, which had 23 products in 2011 including detergents, tissue paper, cosmetics and garbage bags that are either eco-friendly or FSC compliant. Sales grew to nearly 0.5% of Alfa Beta’s total private brand sales, a increase from 0.16% in 2010.

2011 Insight: Continued progress on local sourcing Click here for our data summary and methodology, and responsible sourcing policies

“Delhaize Group faces lots of challenges on responsible sourcing, particularly because it operates banners in some very different markets. I’ve been impressed by the comprehensive and broad-ranging approach that the Group has undertaken on product sustainability. In the coming year, we look forward to accelerating this work and to the potential to encourage innovation and sustainability improvements throughout the supply chain.”

Dr. J. Taplin

Principal Sustainability Advisor, Forum for the Future

Progress Report 2011	25

Associate health and wellbeing

Our journey

It’s our responsibility to create a work environment where associates are safe and healthy. Beyond being the right thing to do, supporting our associates with innovative wellbeing programs makes our business stronger. It reduces absenteeism, increases productivity, minimizes work-related accidents and enhances customer service. There is also the opportunity to reduce direct costs, particularly in countries like the U.S. where companies contribute directly to associates’ health insurance.

    Our focus in this area is on wellness education. Our strategy is to effectively engage our associates and their families, often extending to our customers and broader communities.

    In 2009 we convened our Associate Health and Wellness Synergy Team, marking the first time our operating companies have shared best practices on this topic. We initially worked towards one global associate health and wellness model. However, we soon found that independent approaches at each operating company are more effective. Progress is driven by communicating successes and challenges Group-wide. This improves understanding of different approaches to health and wellness, an important resource for each operating company.

    Measuring the impact of our programs to ensure we are putting the resources in the right places is one of the biggest challenges. We are experimenting with ways to do this and are becoming more consistent in measuring the results. Approaches include program participation rates, overall associate perception (measured through our Delhaize Group Worldwide Engagement Survey) and, where possible, discovering whether our programs contribute to reduced healthcare costs.

Risks and opportunities

The risks and opportunities for associate health and wellbeing outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Associate wellbeing programs

Support associates by promoting healthier lifestyles and work environments —ongoing

Collaborate with community partners at each operating company to leverage associate health and wellbeing programs and educational resources —ongoing

In line with our goals, all operating companies have programs encouraging associates to participate in wellness activities outside of work. These are developed with community partners.

    We are seeing great results from competitions and games that get our associates moving. In 2011, highlights included supporting associates to participate in sports activities such as a 20km run in Belgium, the Creaky Bones 5km run in Florida and a weekly badminton league in Indonesia.

    Alfa Beta implemented a Prevention Health Screening Program to help associates understand the importance of regular preliminary health tests. The program covers Alfa Beta’s headquarters, distribution centers and retail stores. As a result, the company is collaborating with a private group of diagnostic centers to ensure free of charge or special low prices to all associates. 1 430 associates participated in 2011, which is up from 800 in 2010.

    In 2011 Mega Image extended its Healthier Associates Program by providing medical care health cards to all associates. These offer a subscription to a package of free medical services and discounts in a medical clinic.

    In 2010, only 94 second-line managers benefited from health cards. In 2011, 3 850 Mega Image associates participated. In 2011, more than 4 500 associates at Super Indo participated in a healthy food catering program based on calorie intake guidelines. The program will continue the following years.

26 Delhaize Group Associate health and wellbeing

Accident severity rate, days lost

per 1 000 hours worked

We also seek to address mental and social health through small changes that make a big difference in how associates feel at work. Delhaize Belgium renovated break rooms across distribution centers and retail stores in 2011. The rooms were repainted in lively colors and the amount of daylight was increased to provide associates with pleasant places to rest while at work.

Occupational health and safety

We track standard Occupational Health and Safety indicators across our Group. The number of Group days lost per 1 000 hours steadily decreased by 8% from 0.26 in 2008 to 0.24 in 2010. In 2011 the rate remained stable. We are working to continually improve our impact by updating instructions and training.

2011 Insight: Making a difference through associate wellbeing programs

Click here for our data summary and methodology and the awards we won

“What you need is to have your associates emotionally happy and optimistic, mentally challenged and sharp, physically healthy and fulfilled in their job and relationships.”

C. Kalargyros

Personnel Manager, Alfa Beta

Progress Report 2011	27

Associate development

Our journey

Our work on associate development continues to evolve, progressing alongside significant changes to our business. In 2011 we rolled out our Group-wide vision and values and our New Game Plan business strategy in newly acquired companies in Serbia, Bosnia and Herzegovina, Bulgaria, Montenegro and Albania. In September we created Delhaize Europe to increase the collaboration between the European operating companies. This is effective as of January 2012.

    Attracting and retaining the best talent is a major focus of our associate development strategy. It reduces turnover rates, strengthens our culture and improves stability. Providing training and development opportunities, including the chance to work in different areas of the company, is a key feature. We want every associate to progress and feel personally invested in our business.

    Over the last three years we have strengthened our investments in associate development. We are improving the quality, variety and reach of our training programs. We are also improving the content and reach of our annual performance dialogue process. The visible improvement in associates is a great driver of progress across the Group.

    Since 2008 we have conducted and tracked performance appraisals Group-wide. However, we know there is more to gauging the impact of our approach than the metrics. A key lesson has been the wider benefits delivered by focusing on learning and development. This makes appraisals more difficult to implement consistently, but ensures the results truly reflect each associate’s personal performance and growth.

    Our company culture is another key component of ensuring associate development. It embraces diversity and inclusion, reflecting the variety of communities in which we operate. In the U.S., our formal diversity programs have been strengthened over the last three years. We started building a Group-wide approach to diversity to drive progress in all operating companies.

    The results of the second biennial Delhaize Group Worldwide Engagement Survey (WWES) conducted in 2011 prove we are moving forward. 79% of the 35 000 associates invited to participate responded. 77% of respondents were reported to be engaged. Associates scored Training and Career Development and Performance Management, higher than the retail group norm. Leadership and Direction was identified as an area with opportunity to improve. In response, we will continue our work engaging on the Group’s values and vision.

Risks and opportunities

The risks and opportunities for associate development outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Implementing a Group-wide strategy

In 2010 our human resources leaders defined a Group-wide strategy for associate development. It covered five key areas and continued to evolve in 2011.

    We aligned leadership on key programs that are important to associate development, including the commitment to developing store managers. A standard minimum practice for store manager development was documented. An implementation plan was created following current-practice assessments in each operating company. Additionally, a standard Retail Management Trainee recruitment program was developed, which we are planning to implement throughout the organization.

    A series of performance management processes and systems were implemented at a leadership level in 2011. These included a cascading target-setting processes and aligning individual goals with our company strategy. In 2011 Delhaize Group senior leaders participated in documenting goals and developing key performance indicators. This will roll out to all company Directors in 2012.

    Work will continue in 2012, with two key priorities. Firstly, completing annual performance reviews for all associates at all operating companies. Secondly, implementing a standardized measurement and assessment process for targets, values and leadership competencies for all Directors and above.

Performance dialogues

Ensure all associates have an annual documented performance dialogue—December 2012 (reflecting performance in 2011)

We are steadily increasing the percentage of associates participating in one-to-one annual performance dialogues. We aim to provide an annual dialogue for 100% of eligible associates for the 2011 review cycle. This cycle will be completed in early 2012 and reflected in next year’s report. For dialogues completed during

28 Delhaize Group Associate development

Percentage of associates with an annual documented performance dialogue

2011, reflecting 2010 performance, 79% of our associates participated. This goal is a priority for us and each operating company continues to work hard to reach it.

At Delhaize America, significant work went into building an automated performance appraisal tool. An implementation plan is being created to focus on compliance and quality.

At Alfa Beta, 89% of associates received at least one official, documented performance appraisal.

Mega Image pushed hard to meet the 100% target. To improve their performance dialogue system, they have two performance dialogues organized during the year – one in March, the other in September.

Associate development and training

Attracting and retaining talent

Our Group retention rate declined from 73% in 2010 to 71% in 2011. We believe this rate still represents good performance in our industry, but continue to monitor the shift.

We have programs in place to support recruitment and development of associates with very high potential, notably our Retail Management Trainee programs. Our Delhaize Group International Graduate Trainee Program, launched in 2010, continues to progress. It puts selected graduates on a leadership path by arranging three six-month placements in different markets and departments. In 2011, 753 candidates from across the world applied for 9 trainee positions.

Training and skills development

In 2011, the number of associates receiving e-learning trainings at all operating companies increased from 88 323 to 115 460. At Delhaize Belgium, a Retail Academy training program targeted high potential associates that require increased business awareness – approximately 60 associates in 2011. The goal is to enable participants to become retail experts as well as gain a full understanding of Delhaize Belgium’s commercial strategy and components. They are then able to implement this knowledge and integrate it into their daily routine, which will lead to better company results.

At Delhaize America approximately 2 500 associates participated in our pilot Delhaize America University. Targeted at retail, corporate and distribution leaders, it offers a range of engaging, instructor-led courses covering dynamic aspects of our business.

2011 Insight: Progressing our approach to diversity and inclusion

Click here for our data summary and methodology and the awards we won

“Joining Delhaize Group is not just another job – it’s a life opportunity to do things in the right way. Because of the dynamic environment, people have the passion for food and constant opportunities to learn more. Delhaize Group invests into people and has great values!”

M. Radenovic

International Graduate Training Program

Progress Report 2011	29

Community

Our journey

Supporting our communities has always been a strong part of what we do. It benefits our business and ensures our associates are proud to work for us. From volunteering our time and supplying food donations, to providing local jobs and selling local products, we use our skills and resources as a retailer to give support and information to those who need it most.

    Over the past three years our focus has been tackling hunger, pre-university education, disaster relief and communicating health and nutrition. We recognize that by supporting potential customers in these ways we are helping to build future markets. One of our biggest strategic opportunity is maintaining our philanthropic behavior, such as food bank donations and volunteering, in the face of challenging economic situations.

    All our community work is managed by individual banners. This enables tailored, local approaches. While it can be challenging to balance community work with other priorities in the business, our associates are passionate about helping and we encourage them to do so in a number of ways. Our aim is to make it even easier for our associates to give time to their communities.

Risks and opportunities

The risks and opportunities for community outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Supporting recovery of local economies

In 2011 we employed 144 085 associates (159 856 associates when including the newly acquired banners), an increase of 4% on last year. We know a majority of them live close to work. Creating local jobs is important as many of the communities we operate in continue to be impacted by the global economic crisis.

This is especially significant in Greece where Alfa Beta has encouraged associates to volunteer to support local communities in need. In 2011 over 3 000 associates took part in a full-scale internal volunteering campaign supporting local environmental and social causes. This had a big impact on local Greek communities.

Read our 2011 Insight for more details

Food donations

Each of our banners makes direct food donations and supports food fundraising through store networks. In 2011 we donated 22 151 tonnes of food directly to charities and food banks. Delhaize Belgium alone provided 203 000 meals in 2011. Since 2002, Delhaize America and its family of banners have delivered the equivalent of 40 million meals for local families in need.

    In over 82 stores in Greece, Alfa Beta customers could buy and donate non-perishable food and goods through a program initiated by the TV channel SKAI and coordinated by the Greek Church. The products are given to the Greek Church, which either redistributes them to families in need or uses them for meals at soup kitchens. The program will continue in 2012.

    2011 was a year of extreme weather in the U.S. Following a series of tornadoes that ravaged the East Coast in April and May, a number of Delhaize America banners made over USD 445 000 of in-kind donations to help local recovery efforts. Donations included food, water and other items. After Hurricane Irene hit in August, Bottom Dollar Food, Bloom, Food Lion, and Hannaford contributed more than USD 100 000 of in-kind donations to communities and disaster-relief agencies.

Group-wide direct food donations per year, in tonnes

30 Delhaize Group Community

Percentage cash donations on pre-tax profit

Cash donations

In 2011, we donated the equivalent of 0.7% of our pre-tax profit in cash, up from 2010. The majority of these funds go to healthy eating education for children in partnership with schools or local organizations.

    Since 2008 the Delhaize Group Fund has donated approximately EUR 150 000 each year to support some 30 organizations that foster integration within the local communities: At the end of 2011 over 135 associations benefited from the support of the Delhaize Group Fund.

    Through the Children Friendly Education program, Super Indo helped raise approximately USD 43 000. Delivered in partnership with UNICEF, its objective is to strengthen the role of schools in preventing violence against children.

2011 Insight: Helping those who need it most

Click here for our data summary and methodology and the awards we won

“We greatly appreciate the support and efforts that Super Indo, together with its customers, has provided to help reduce violence against children in schools. UNICEF believes that every Indonesian child has the right to enjoy a safe, valuable education, in an environment where they feel protected and able to learn to their maximum potential – this is clearly a vision shared by Super Indo, and we congratulate the company and its customers for the very tangible efforts made in supporting our work to eliminate violence from the classroom.”

A. Kearney

UNICEF Indonesia Representative

Progress Report 2011	31

Climate change

Our journey

Energy conservation has been a high priority for us for decades. Three years ago we broadened our strategy to include all of our direct impacts on climate change. As a global food retailer, we acknowledge that our climate change impact goes well beyond our energy consumption emissions. We measured our first group-wide carbon footprint in 2008. It revealed 65% of our carbon impact is from energy use. A significant portion – nearly 30% – is from refrigerant emissions. As a result, reducing this has been added to our energy efficiency-related goals.

    Our primary focus has been operational emissions. We have set a Group goal to reduce our carbon equivalent emissions (CO2 e) by 20% per square meter of sales area by 2020. This is against a 2008 baseline. So far we have reduced our emissions by 4% compared to 2008. We are also starting to work with suppliers to cut their emissions. Helping them develop lower-carbon methods of transportation is one example.

    On energy efficiency, we have accelerated our approach since 2008 and are now investing substantially in energy efficiency projects that have a good return. By adopting common metrics, we are already able to see financial benefits. Highlights include installing LED lighting, putting doors on refrigerated cases and replacing conventional power sources with solar panels. Continued improvement in reducing our energy consumption is crucial to maintaining a leading position in our markets.

    We are also committed to the complex and long-term project of reducing refrigerant emissions. Our actions to switch from ozone-depleting to ozone-friendly refrigerants are increasing our emissions. It will take years to reverse the trend. However, we are working hard to address refrigerant leaks and continue to test innovative applications of natural refrigerants.

    An important part of our climate change work has been assessing the associated business risks through our Enterprise Risk Management. More extreme weather threatens both the supply and demand of products. The increased costs from legislation, taxation on fossil fuels, and rising prices need to be factored into our supply chain and business modeling.

Risks and opportunities

The risks and opportunities for climate change outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Measuring emissions

We work with Environmental Resources Management (ERM) to measure the GHG emissions from our global operations. This data is assured by external consultancy Ernst & Young. We submitted our second report to the Carbon Disclosure Project in 2011 for 2010 data.

Group 20% reduction in CO2 equivalent emissions per m2 of sales area (against 2008 baseline year—2020

CO2 equivalent emissions per m2 sales, tonnes CO2 e/m2

32 Delhaize Group Climate change

Energy efficiency

From 2010 to 2011 our Group-wide energy consumption per square meter decreased 3.3% to 786 kWh/m2. Putting doors on refrigerated cases has been very effective. We continued to increase the number of doors installed on refrigerated cases in 2011. At Food Lion this saved about 11 million kWh and USD 1 060 000. The results have been shared across Delhaize America. Investments in initiatives like retrofitting LED lights in frozen food displays and doors on medium-temperature display cases, continue to take place across most of our banners.

    Our operating companies are testing various initiatives for monitoring energy consumption:

At Delhaize America, Sweetbay adapted a Food Lion initiative to apply a “high utility checklist,” verifying that equipment throughout our stores is operating at optimal setting. 30 stores underwent audits this year, they will be continued year on year to ensure continued peak performance.

At Mega Image, a pilot project in one store is integrating control systems for managing emissions from refrigeration, HVAC, and lighting. These results will be reviewed in 2012.

By remodeling existing stores and building more efficient new ones we continue to push innovations in green buildings.

In 2011 Food Lion added two LEED-certified (Leadership in Energy and Environmental Design) stores bringing its total to three.

Sweetbay received its first-ever Energy Star certifications for 53 of its 105 stores. Achieving this certification for over 50% of their stores is a remarkable accomplishment.

Refrigerants

Switch refrigerants from ozone-depleting substances to ozone-friendly HFCs or other refrigerants throughout the Group, while minimizing global warming potential—ongoing

We continue to use more ozone-friendly refrigerants. In 2011, 49% of total refrigerants used were ozone-friendly, compared to 42% in 2010. Our operating companies are making great progress toward achieving this goal.

    In 2011, the percentage of Alfa Beta stores with only ozone-friendly refrigerants grew to 99% from 73% in 2010.

Switching from ozone-depleting refrigerants to ozone-friendly refrigerants has been made part of the store renovation process.

    Most ozone-friendly refrigerants have higher global warming potential than the chemicals they are replacing. This dilemma puts pressure on our GHG emissions, which is reflected in the last few years’ data. We are working to reverse this data trend though. In 2011 Hannaford implemented a system to indicate refrigerant leaks early. Delhaize Belgium has combined classical ozone-friendly refrigerants with CO2. Two distribution centers in Delhaize America were converted to ammonia-based refrigeration.

Renewables

Since 2009 we have seen a significant increase in energy generated by on-site solar panels. In 2011 alone we generated and used 2 656 MWh of solar energy. This is an increase of 162% from 2010. Much of this increase is from Delhaize Belgium, which continued its expansion of solar panel installations.

    At Alfa Beta’s Greenstore, three types of renewable energy sources have been used: solar, wind and geothermal. While it has good experience installing solar photovoltaic systems from other stores, the wind and geothermal are more experimental. The geothermal system, used to cover part of the air conditioning load, will be evaluated over a three year period.

Transport efficiency

In 2011 we managed to cut Group-wide transport kilometers to our company-operated stores by 2% compared to 2010. This was achieved even as sales grew. By optimizing the fill rate of trucks and limiting the number of empty trips they make (through backhauling), Delhaize Belgium decreased travel from our trucks and third-party trucks to company-operated stores by 178 112km.

    Focusing on logistics has also led to more sustainable transportation alternatives, such as by boat (Port wine from Portugal) and train (Cava wine from Spain). Since 2009 we have decreased the amount of fuel used by our own trucks across the Group during product distribution to company operated stores by 7.8%. Delhaize America has contributed to this decrease by upgrading portions of their tractor fleet each year to improve efficiency and emissions.

2011 Insight: Accelerating energy efficiency

Click here for our data summary and methodology and the awards we won

Progress Report 2011	33

Resource use

Our journey

Our influence on resource use reaches from the raw materials and goods we source to the food and packaging our customers dispose of. By improving value chain management we can significantly reduce our environmental impact, enhance our financial performance, and generate new income streams. We can also influence our customers by encouraging positive behavior.

    There are challenges, such as rising consumer and stakeholder expectations. We also face pressure from the decreasing availability of raw materials, and the need to balance resource use with other priorities. Other challenges vary significantly around the world, which is why we take action on resource use at the operating company level. In Belgium, for example, the priority is creating clear recycling communications to our stores and warehouses. In Romanian stores, the market for responsible packaging is less developed, so the priority is building supplier capabilities.

    We have built a strong foundation of efficient resource use over the last three years, extending activities into water management and customer engagement. We are seeing great Group-wide progress on recycling and resource management up and down the value chain. In Greece we have reduced private brand packaging and created customer recycling centers. As a result, Greek suppliers often approach us to promote environmentally responsible products. They know our customers are some of the most engaged in the market.

    In Belgium we were able to identify new waste streams that can be recycled and have successfully introduced these recycling measures into our daily activities. We have also continued our partnership with Fost Plus to improve operational recycling. At Hannaford, we have increased the number of stores with composting programs from 20 in 2009 to over 100 in 2011.

Risks and opportunities

    The risks and opportunities for resource use outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Operational waste management

We continue to improve operational waste management across the Group and there has been an increased focus on food waste at most of our operating companies. Most have been running plastic and cardboard recycling programs for years. These are expanding to include new materials. Since 2009 we have delivered a slight increase in our recycling rate and reduced total waste generated by 6%. At Delhaize America, Sweetbay has reduced waste and costs consistently since 2009. In 2011 it delivered an additional 6% waste cost reduction over 2010.

Read our 2011 Insight for additional information on waste management

2011 highlights include:

53% waste recycled

411 721 tonnes total waste

EUR 26 million recycling income

13 223 tonnes food waste recycled

More sustainable packaging

Delhaize Belgium continued to progress on a private brand sustainable packaging strategy begun in 2010. This will be visible to customers at the start of 2012. In addition to responding to their request of packaging all organic fruits and vegetables in compostable material, we have undertaken a number of other changes. These include switching the range of basic and Chef-prepared meals to Forest Stewardship Council (FSC) certified packaging.

    Super Indo worked to minimize the use of packaging for leafy vegetables, especially for organic items. This initiative has been balanced with the need to maintain freshness, safety and attractiveness to customers.

34 Delhaize Group Resource use

Water management

Water use in our direct operations is already relatively low. However, several operating companies have installed water recycling and rainwater harvesting systems. We continue to test these technologies for future applications. At Alfa Beta, monthly reporting captures water data from these systems to help identify areas of biggest impact. At Delhaize America the Food Lion family of banners consulted with the energy and sustainability management company Ecova to benchmark water consumption in retail stores. In our Sweetbay stores water consumption decreased by 7.1%. This was achieved by identifying areas of increased usage and excessive consumption then creating practical solutions.

Total water consumption per m2

of sales area, m3/m2

“Getting associates engaged at store level involved a lot of conversation and face to face contact. We created an infrastructure with a district point person and a contact in every store who could help us educate and communicate with associates.”

J. Fortier

Assistant Store Manager, Hannaford

Changing customer behavior

Our operating companies take different approaches to engaging customers on waste. In 2011 Alfa Beta made great progress on recycling engagement. In addition to increasing the number of stores where packaging, cooking oil and used light bulbs can be recycled, two stores introduced a pilot project for recycling unused medicine. To maintain customer engagement with the initiative, Alfa Beta printed updated leaflets highlighting new recycling locations.

    In Indonesia, Super Indo has acquired a regional ‘green label’ for their oxo-degradable shopping bags. Additionally, since 2009 we have reduced non-reusable bag use by 3% Group-wide.

2011 Insight: Improving food waste management

Click here for our data summary and methodology and the awards we won

Progress Report 2011	35

Looking forward to 2020 –

CEO and Chairman interview

Q:	Why have you decided to create a 2020 sustainability strategy?

A:	Sustainability is about the long term. If we are going to be successful in our work on sustainability we need to be thinking and planning long term. That’s why we have moved our focus from a three year horizon towards 2020. The ‘ambition’ sets down a marker, a place we want to get to. The strategy will guide us to that place. We recognize that with sustainability you need the ‘ambition’, the wider view of where you are headed, not just a strategy. It’s a very complex and often emotive issue, so a strategy on its own is not enough.

Q:	You now talk about ‘Sustainability’ rather than ‘Corporate Responsibility’.
Why is this?

A:	We formalized our first Corporate Responsibility strategy in 2008 and launched it in 2009. For us it has always been about managing the health of people, products, and planet. Since 2009 we have come to understand that the term ‘sustainability’ is a better description for our approach and thinking. We know that sustainability is fundamental to business success, both from a cost and a revenue perspective.

36 Delhaize Group Looking forward to 2020

Q:	With Rio +20 coming up, 2012 is a big year for sustainable development. The food industry is increasingly at the center of the global debate because it’s integral to people’s everyday lives. How do you see Delhaize Group’s sustainability strategy fitting into the bigger picture?

A:	We expect Rio+20 to strengthen the focus on the connections between issues like the economy, resource scarcity and the eradication of poverty. We are a large company spanning many countries; we hire a large number of people; and we are in contact with millions of consumers on a daily basis, so we have in important role to play in achieving a more sustainable world. Our 2020 ambition was launched to give a better focus to Delhaize Group’s role in the solution. We hope that building stronger and deeper connections across the value chain will mean we are increasingly effective in this.

Q:	Looking ahead to 2020, what do you believe Delhaize Group’s biggest challenges and opportunities around sustainability will be along the way?

A:	We have already seen the pressure a global financial crisis can exert. With sustainability being so broad and exciting, it’s going to be increasingly hard to focus on the projects that can have the biggest impact.

Our strategy pushes us hard to influence areas beyond our direct control. This isn’t going to be easy. Even though we are working with great partners, we’ll need to work with more. We will have to be creative to find solutions that deliver shared value. This is a big challenge but also a great opportunity.

Another big opportunity is innovation – both exploring new sustainable products and working to better engage and enthuse our 160 000 associates. If we can inspire each one of them to find solutions to sustainability challenges the opportunities are immense.

Progress Report 2011	37

2020 Ambition–Looking Ahead

Today the world faces numerous global issues that affect people’s daily lives, such as unhealthy lifestyles, economic crisis and major environmental threats. These issues closely impact our business and value chain, as we discussed in the materiality and strategy section of this report. We know that what happens ‘out there’ affects our associates and customers ‘in here’ at Delhaize Group and in our stores around the world. The reverse is also true. Our footprint and sphere of influence is far-reaching, and includes:

Growth and manufacture of ingredients

Production, transport and sale of products

Daily consumption patterns of families and communities

Disposal of product waste

Our starting point

At Delhaize Group, our first formal strategy focused on sustainability was defined in 2008. Since then its profile and reach has continued to grow inside our business.

In 2010, we launched The New Game Plan, our business strategy built on three equal pillars: Growth, Efficiency, and Sustainability. For the first time, sustainability was elevated to a core strategic priority to achieve, not just a condition under which to operate. Embedded in The New Game Plan is our vision of ‘Nutritious, healthy, safe, affordable and sustainable. Together we deliver the best of Delhaize for life’. To guide delivery of this vision and strategy, a new sustainability structure was designed for 2012.

The New Game Plan aims not only to define how we run our business, but also how we fit into the complex world as a global grocery retailer. We intend to play an active role in shaping a better society for the future by proposing solutions that help address issues within our immediate control, but also by exerting influence from suppliers to consumers.

Embarking on the journey

Three years into the introduction of our initial sustainability approach, we are now poised to take the next step. The next phase involves pulling our actions together into a more ambitious strategy that leverages sustainability as part of everything we do. This has implications on how we act, what we sell and how we operate all around the world. It involves our associates, our suppliers, and our customers. Defining our renewed strategy has required us to confront challenging questions about our company and the impact it can have on people’s lives and on the future of our planet.

As we prepare to release our new sustainability strategy in the coming months, we have been looking at our footprint and asking difficult questions about the status quo of the industry and our business.

Why do consumers need to trade between what is good for them and what is good for their wallet?

Why can’t consumers rely on their supermarket to offer healthy and sustainable products at prices they can afford?

Why would sustainability be limited to only mean ‘green’ and ‘environment’ when health and wellbeing also contribute to a better community?

What if associates were highly motivated by tangible benefits from sustainability and empowered to innovate?

What if Delhaize inspires other players in the sector to follow?

38 Delhaize Group 2020 Ambition – Looking Ahead

We believe that successfully addressing these questions will result in a Delhaize Group with a stronger, sustainable bottom line. We are working on these challenging questions and working to validate and confirm our approach. We have the team, the business strategy and the proven successes in place to realize our ambitions.

    The building blocks of our ambition and strategy involve our private brands, our waste and CO2 footprints, the safety and security of all our food supply, healthy eating (for both our associates and customers), and embracing the diversity of our company.

    Each element of the strategy will have a well-defined target, which will allow us to clearly measure progress. Together, we will equate these improvements to the real impact Delhaize Group is having in the communities we serve, and the planet at large.

    In the course of 2012 we will communicate internally and externally our new sustainability platform. The platform and its underlying strategy will break new ground in the sector, and we look forward to sharing it with our stakeholders and customers. As we look to 2020, Delhaize Group has the ambition and determination to become a leader in the grocery retail industry for doing well for products, people and planet.

Together, we deliver the best of Delhaize for life.

“Developing our 2020 sustainability strategy has led us to confront challenging questions about our company and the impact it can have on people’s lives and on the future of our planet. But we’re not afraid to tackle them because we know it’s crucial for the success of our business.”

G. Amoroso

Chief Sustainability Officer, Delhaize Group

Progress Report 2011	39

This is a summary report, providing a concise view of our Sustainability performance over the last year, with clear links to more detailed information for those that want it.

Company information

Registered office

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels

Belgium

Tel +32 2 412 21 11

Fax +32 2 412 21 94

Company support office

Delhaize Group

Square Marie Curie 40

1070 Brussels

Belgium

Tel +32 2 412 22 11

Fax +32 2 412 22 22

www.delhaizegroup.com

Company number

0402 206 045

Delhaize Brothers and Co.

“The Lion” (Delhaize Group)

SA is a Belgian company

formed in 1867 and converted

into a limited company on

February 22, 1962.

Publisher

C. Alexandre

Vice President Internal &

Sustainability Communications

Square Marie Curie 40

1070 Brussels

Belgium

About the people included in the pictures in this report

Most of the people portrayed in the pictures in this Sustainability Progress Report are our associates or associates’ family members.

Credits

Concept, design and production

Futerra Sustainability Communications Ltd

Contact

If you have any feedback or questions on this Report, please contact us at: sustainability@delhaizegroup.com

Produced by:

Caution concerning forward-looking statements

All statements that are included or incorporated by reference in this sustainability progress report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group’s business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in the annual report 2011 in the chapter entitled “Risk Factors” on page 54 and under Item 3 under Part 1 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission on April 3, 2012. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.